Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended
Deemed filed under Rule 14a-6 under the
Securities Exchange Act of 1934, as amended

Filer: Alpha Natural Resources, Inc.

Subject Company: Foundation Coal Holdings, Inc.

Commission File Number: 333-159801

FOR IMMEDIATE RELEASE

RiskMetrics Group Reaffirms Its Support of Alpha Natural Resources Merger with Foundation Coal

All Four Leading Proxy Advisory Firms Recommend
That Shareholders Vote “FOR” the Merger

ABINGDON, Va. – July 24, 2009 – Alpha Natural Resources, Inc. (NYSE: ANR) today announced that RiskMetrics Group, a leading provider of risk management and corporate governance services, has reiterated its support of the proposed merger with Foundation Coal (NYSE: FCL).

In a report issued today, RiskMetrics noted that their analysis shows that the combination of Alpha and Foundation could create greater shareholder value over the long-term than Alpha could on a standalone basis. RiskMetrics further states that Duquesne Capital Management did not meet the burden of proving that shareholders should reject the proposed transaction.

Michael Quillen, Alpha's chairman and chief executive officer, said: “We are gratified that RiskMetrics has affirmed its prior endorsement of this transaction and recognized the value it will deliver to both Alpha and Foundation shareholders. This transaction, which we expect to be accretive in 2010, creates one of America’s largest coal producers, with one of the industry’s strongest balance sheets and credit profiles, diversity across geographies and production sources, and coal reserve holdings nearly four times the size of what Alpha holds today.

“Since announcing our agreement to merge with Foundation Coal in May, we have been encouraged by the overwhelmingly positive reception from our shareholders as we discussed the combined company’s future prospects and strategy. RiskMetrics’ report once again confirms our strong belief that the merger of Alpha and Foundation is in the best interests of both companies’ shareholders, employees and customers.”

In addition to RiskMetrics Group, other leading proxy advisory firms Glass Lewis & Co., Egan-Jones Proxy Services, and PROXY Governance, Inc., have also recently published reports recommending that shareholders vote “FOR” the merger of Alpha and Foundation.

Alpha and Foundation announced on June 18, 2009, that the companies' respective special meetings of stockholders to vote on the proposed merger will be held on July 31, 2009.  All stockholders of record as of the close of business on June 25, 2009 will be entitled to vote at the companies' respective special meetings of stockholders.

If the Alpha and Foundation stockholders approve the proposed merger at their special meetings, then Alpha and Foundation expect to close the merger promptly after the special meetings on July 31, 2009.

About Alpha

Alpha Natural Resources, Inc. is a leading supplier of high-quality Appalachian coal to the steel industry, electric utilities and other industries. Approximately 88 percent of the company's reserve base is high Btu coal and 83 percent is low sulfur, qualities that are valued by electric utilities that use steam coal. Alpha is also the nation's largest supplier and exporter of metallurgical coal, a key ingredient in steel manufacturing. Alpha and its subsidiaries currently operate mining complexes in four states, consisting of 50 mines supplying 10 coal preparation and blending plants. Alpha and its subsidiaries employ more than 3,600 people.

Forward Looking Statements

Information set forth herein contains forward-looking statements, which involve a number of risks and uncertainties. Alpha Natural Resources, Inc. ("Alpha") cautions readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Alpha and Foundation Coal Holdings, Inc. ("Foundation"), including future financial and operating results, the combined company's plans, objectives, expectations and intentions and other statements that are not historical facts.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the failure of Alpha or Foundation stockholders to approve the transaction; the risk that the businesses will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; the calculations of, and factors that may impact the calculations of, the acquisition price in connection with the proposed merger and the allocation of such acquisition price to the net assets acquired in accordance with applicable accounting rules and methodologies; general economic conditions that are less favorable than expected; changes in, renewal of and acquiring new long term coal supply arrangements; and competition in coal markets. Additional factors that may affect future results are contained in Alpha's and Foundation's filings with the Securities and Exchange Commission (the "SEC"), which are available at the SEC's web site http://www.sec.gov. Alpha and Foundation disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

Important Additional Information and Where to Find It

In connection with the proposed merger, Foundation has filed with the SEC a registration statement on Form S-4 (commission file number 333-159801), as amended, that includes a preliminary joint proxy statement/prospectus of Alpha and Foundation regarding the proposed merger. The registration statement was declared effective by the SEC on June 24, 2009, and a definitive joint proxy statement/prospectus has been mailed to Foundation and Alpha stockholders on or about June 26, 2009 in connection with the proposed merger. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. You may obtain copies of all documents filed with the SEC regarding the proposed merger, free of charge, at the SEC's website (http://www.sec.gov). Free copies may also be obtained by accessing Foundation's website (http://www.foundationcoal.com) under "Investors/Financial Information & SEC Filings" or Alpha's website (http://www.alphanr.com) under "Investor Relations/SEC Filings", or by directing a request to Foundation at 999 Corporate Boulevard, Suite 300, Linthicum Heights, Maryland 21090, Attn: Investor Relations or to Alpha at One Alpha Place, P.O. Box 2345, Abingdon, Virginia 24212, Attn: Investor Relations.

Participants in Solicitation

Alpha, Foundation and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in favor of the proposed merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of proxies in favor of the proposed merger may be found in the definitive joint proxy statement/prospectus filed by Alpha and Foundation with the SEC on June 25, 2009. You can find information about Alpha's and Foundation's directors and executive officers in their respective definitive proxy statements filed with the SEC on April 3, 2009. You can obtain free copies of these documents from Alpha or Foundation using the contact information above.

Investor and Media Contacts

Investors
Ted Pile
Vice President, Communications and Corporate Affairs
Tel : 276-623-2920
Email : tpile@alphanr.com

Media
Stan Neve or Robin Gilliland
Brunswick Group
Tel : 212-333-3810

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